UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q16 Results

2Q16 Results Reduction of 5% in 2Q16 cash cost: R$662/t (average for May and June: R$639/t). Decline of R$1.5 billion in estimated 2016 capex. Leverage of 1.82x (R$) and 2.10x (US$). 1Q16 2Q15 6M 15 (LTM) Pulp Production 000 t 1,287 1,203 1,321 7% -3% 2,491 2,613 -5% 5,063 Adjusted EBITDA(1) R$ million 925 1,254 1,157 -26% -20% 2,179 2,164 1% 5,352 Net Financial Result(2) R$ million 1,095 922 321 19% 241% 2,017 (1,425) - (244) Dividends paid R$ million 304 0 149 - 103% 304 149 103% 2,302 ROIC(5) % 21.3% 23.4% 13.3% -2 p.p. 8 p.p. 21.3% 13.3% 7 p.p. 21.3% Gross Debt (R$) R$ million 12,705 11,498 9,015 10% 41% 12,705 9,015 41% 12,705 Net Debt (R$) R$ million 9,722 10,309 8,197 -6% 19% 9,722 8,197 19% 9,722 Net Debt/EBITDA LTM x 1.82 1.85 2.23 -0.03 x -0.41 x 1.82 2.23 -0.41 x 1.82 (1) Adjusted by non-recurring and non-cash items | (2) Includes results f rom f inancial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge f air value | (4) For covenants purposes | (5) For more details p. 16 | (6) Bef ore dividend payment, expansion capex and purchase of land (7) Calculation excludes pulp sales f rom agreement w ith Klabin 2Q16 Highlights Pulp production of 1,287 thousand tons, 7% more than in 1Q16 and 3% less than in 2Q15. LTM production stood at 5,063 thousand t. Pulp sales, including pulp from Klabin, totaled 1,342 thousand t, 18% and 5% up on 1Q16 and 2Q15, respectively. LTM sales stood at 5,084 thousand t. Net revenue of R$2,386 million (1Q16: R$2,395 million | 2Q15: R$2,309 million). LTM net revenue came to R$10,555 million (including net revenue from Klabin pulp sales). Cash cost of R$662/t, 5% less than in 1Q16 and 14% up on 2Q15 (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost would have been 1% down on the previous quarter. The average for May and June was R$639/t. Second-quarter EBITDA totaled R$925 million, 26% and 20% less than in 1Q16 and 2Q15, respectively. LTM EBITDA amounted to R$5,352 million. Including Klabin pulp sales. The EBITDA Margin stood at 43% (including sales from commercial contract with Klabin). EBITDA/ton of R$690/t (US$197/t) in the quarter, 38% and 24% down on 1Q16 and 2Q15, respectively. Free cash flow in the quarter before expansion capex and dividends totaled R$413 million, 33% and 16% lower than in 1Q16 and 2Q15, respectively. LTM free cash flow came to R$3,016 million, with a free cash flow yield of 25.3% in R$ and 22.0% in US$. Cash ROE and ROIC of 21.9% and 21.3%, respectively. For more details, see page 16. Net income of R$745 million (1Q16: R$978 million | 2Q15: R$614 million). LTM net income stood at R$2,032 million. Gross debt in dollars of US$3,958 million, 23% and 36% more than in 1Q16 and 2Q15, respectively. Gross debt/EBITDA ratio in dollars of 2.69x. Net Debt/EBITDA ratio of 2.10x in dollars (Mar/16: 1.86x | Jun/15: 1.95x) and 1.82x in reais (Mar/16: 1.85x | Jun/15: 2.23x). Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.4% (1Q16: 3.4% p.a. | 2Q15: 3.5% p.a.). Investment grade with stable outlook reaffirmed by S&P and Fitch. Conclusion of funding tied to export credit notes issued by the Company through the public distribution of agribusiness receivables certificates (CRAs) totaling R$1.35 billion, largest issuance ever held in Brazil. Reduction of R$1.5 billion in estimated capex for 2016 and R$800 million in the total capex of Horizonte 2 Project. Subsequent events 5th Investor Tour to take place at the Aracruz Unit on September 21st and 22nd, 2016. Camila Nogueira Raimundo Guimarães 2 The operating and financial information of Fibria Celulose S.A. for the second quarter of 2016 (2Q16) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti André Gonçalves Roberto Costa ir@fibria.com.br | +55 (11) 2138-4565 Conference Call: July 25, 2016 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 3193-1001 | Other participants: +1-786-924-6977 Webcast: www.fibria.com.br/ir Market cap – June 30, 2016: R$11.9 billion | US$3.7 billion(1) FIBR3: R$21.53 FBR: US$6.76 Free float (common shares)(2): 553,590,604 shares (1) Market cap in R$ converted by the Ptax (2) Excluding treasury shares Net Debt/EBITDA LTM (US$)(4) x2.101.861.950.24 x0.14 x2.10 1.95 0.14 x2.10 Net Debt (US$)US$ million3,0292,8972,6425%15% 3,0292,642 15%3,029 Cash(3) R$ million2,9831,189818151%265% 2,983818 265%2,983 Gross Debt (US$)US$ million3,9583,2312,906 23%36%3,9582,906 36%3,958 ROE(5) %21.9%25.3% 11.7% -3 p.p.10 p.p. 21.9%11.7%10 p.p.21.9% Net Income (Loss)R$ million745978614-24%21%1,72348-2,032 Free Cash Flow (6) R$ million413615493 -33%-16%1,028877 17%3,016 EBITDA margin pro-forma (7) %43%52%50%-9 p.p.-7 p.p.48%50%-2 p.p.52% Pulp Sales000 t1,3421,1361,28218%5%2,4772,511-1% 5,084 Net RevenuesR$ million2,3862,3952,309 0%3% 4,7814,30611% 10,555 Key FiguresUnit2Q161Q162Q152Q16 vs2Q16 vs6M166M156M 16 vs Last 12 months

2Q16 Results

Reduction of 5% in 2Q16 cash cost: R$662/t (average for May and June: R$639/t). Decline of R$1.5 billion in estimated 2016 capex. Leverage of 1.82x (R$) and 2.10x (US$).

Key Figures	Unit	2Q16	1Q16	2Q15	2Q16 vs 1Q16	2Q16 vs 2Q15	6M16	6M15	6M16 vs 6M15	Last 12 months (LTM)
Pulp Production	000 t	1,287	1,203	1,321	7%	-3%	2,491	2,613	-5%	5,063
Pulp Sales	000 t	1,342	1,136	1,282	18%	5%	2,477	2,511	-1%	5,084
Net Revenues	R$ million	2,386	2,395	2,309	0%	3%	4,781	4,306	11%	10,555
Adjusted EBITDA[1]	R$ million	925	1,254	1,157	-26%	-20%	2,179	2,164	1%	5,352
EBITDA margin pro-forma[7]	%	43%	52%	50%	-9 p.p.	-7 p.p.	48%	50%	-2 p.p.	52%
Net Financial Result[2]	R$ million	1,095	922	321	19%	241%	2,017	(1,425)	-	(244)
Net Income (Loss)	R$ million	745	978	614	-24%	21%	1,723	48	-	2,032
Free Cash Flow[6]	R$ million	413	615	493	-33%	-16%	1,028	877	17%	3,016
Dividends paid	R$ million	304	0	149	-	103%	304	149	100%	2,302
ROE[5]	%	21.9%	25.3%	11.7%	-3 p.p.	10 p.p.	21.9%	11.7%	10 p.p.	21.9%
ROIC[5]	%	21.3%	23.4%	13.3%	-2 p.p.	8 p.p.	21.3%	13.3%	7 p.p.	21.3%
Gross Debt (US$)	US$ million	3,958	3,231	2,906	23%	36%	3,958	2,906	36%	3,958
Gross Debt (R$)	R$ million	12,705	11,498	9,015	10%	41%	12,705	9,015	41%	12,705
Cash[3]	R$ million	2,983	1,189	818	151%	265%	2,983	818	265%	2,983
Net Debt (R$)	R$ million	9,722	10,309	8,197	-6%	19%	9,722	8,197	19%	9,722
Net Debt (US$)	US$ million	3,029	2,897	2,642	5%	15%	3,029	2,642	15%	3,029
Net Debt/EBITDA LTM	x	1.82	1.85	2.23	-0.03 x	-0.41 x	1.82	2.23	-0.41 x	1.82
Net Debt/EBITDA LTM (US$)[4]	x	2.10	1.86	1.95	0.24 x	0.14 x	2.10	1.95	0.14 x	2.10

(1) Adjusted by non-recuring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment, expansion capex and purchase of land

(7) Calculation excludes pulp sales from agreement with Klabin

2Q16 Highlights

- Pulp production of 1,287 thousand tons, 7% more than in 1Q16 and 3% less than in 2Q15. LTM production stood at 5,063 thousand t.
- Pulp sales, including pulp from Klabin, totaled 1,342 thousand t, 18% and 5% up on 1Q16 and 2Q15, respectively. LTM sales stood at 5,084 thousand t.
- Net revenue of R$2,386 million (1Q16: R$2,395 million | 2Q15: R$2,309 million). LTM net revenue came to R$10,555 million (including net revenue from Klabin pulp sales).
- Cash cost of R$662/t, 5% less than in 1Q16 and 14% up on 2Q15 (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost would have been 1% down on the previous quarter. The average for May and June was R$639/t.
- Second-quarter EBITDA totaled R$925 million, 26% and 20% less than in 1Q16 and 2Q15, respectively. LTM EBITDA amounted to R$5,352 million. Including Klabin pulp sales. The EBITDA Margin stood at 43% (including sales from commercial contract with Klabin).
- EBITDA/ton of R$690/t (US$197/t) in the quarter, 38% and 24% down on 1Q16 and 2Q15, respectively.
- Free cash flow in the quarter before expansion capex and dividends totaled R$413 million, 33% and 16% lower than in 1Q16 and 2Q15, respectively. LTM free cash flow came to R$3,016 million, with a free cash flow yield of 25.3% in R$ and 22.0% in US$.
- Cash ROE and ROIC of 21.9% and 21.3%, respectively. For more details, see page 16.
- Net income of R$745 million (1Q16: R$978 million | 2Q15: R$614 million). LTM net income stood at R$2,032 million.
- Gross debt in dollars of US$3,958 million, 23% and 36% more than in 1Q16 and 2Q15, respectively. Gross debt/EBITDA ratio in dollars of 2.69x.
- Net Debt/EBITDA ratio of 2.10x in dollars (Mar/16: 1.86x | Jun/15: 1.95x) and 1.82x in reais (Mar/16: 1.85x | Jun/15: 2.23x).
- Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.4% (1Q16: 3.4% p.a. | 2Q15: 3.5% p.a.).
- Investment grade with stable outlook reaffirmed by S&P and Fitch.
- Conclusion of funding tied to export credit notes issued by the Company through the public distribution of agribusiness receivables certificates (CRAs) totaling R$1.35 billion, largest issuance ever held in Brazil.
- Reduction of R$1.5 billion in estimated capex for 2016 and R$800 million in the total capex of Horizonte 2 Project.

Subsequent events

- 5th Investor Tour to take place at the Aracruz Unit on September 21st and 22nd, 2016.

Market cap – June 30, 2016:

R$11.9 billion | US$3.7 billion[1]

FIBR3: R$21.53

FBR: US$6.76

Free float (common shares)[2]: 553,590,604 shares

(1) Market cap in R$ converted by the Ptax

(2) Excluding treasury shares

Conference Call: July 25, 2016

English (simultaneous translation into Portuguese): 12:00 p.m. (Brasilia)

Participants in Brazil: +55 11 3193-1001 | Other participants: +1-786-924-6977

Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
André Gonçalves
Camila Nogueira
Roberto Costa
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

2

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2016 (2Q16) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

2Q16 Results Executive Summary Following a challenging beginning of year, demand for hardwood pulp in China began to pick up, confirmed by the pulp sales figures presented by Global 100 Report of PPPC (+7% year-on-year in the first five months). Unscheduled maintenance downtimes and the widening gap between hardwood and softwood pulp prices also contributed to the more balanced market fundamentals. Thanks to the improved scenario, Fibria announced a price increase in all regions (Europe: US$710/t, North America: US$870/t, and Asia: US$550/t) as of June. The quarter was also marked by a decline in the production cash cost (especially in May and June) and a reduction in projected 2016 capex. The previous 2016 capex estimated at R$8.2 billion, according to the original budget released on January, 31, 2016, was revised to R$6.7 billion, a decrease of R$1.5 billion attributed to Horizonte 2 Project and projects of logistics. In relation to the total capex of Horizonte 2 Project, the amount was reduced to R$7.9 billion, a decrease of R$800 million over the previously projected capex of R$8.7 billion. The capex related to in progress logistics projects, which were R$690 million in the capital budget announced on January, 31, were reprogrammed for the next year, triggering a reduction of about R$500 million in capex 2016. It is important to remember that in May, the Company announced an increase in the nominal capacity of the Horizon Project 2, from 1.85 million tonnes to 1.95 million tonnes. On June 29, Fibria informed its shareholders and the market in general that it filed the announcement of the conclusion of its capital market funding operation with the Brazilian Securities and Exchange Commission. This operation involved the public distribution of agribusiness receivables certificates (CRAs) of the 80th and 81st series of the 1st issue of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., totaling R$1.35 billion, backed by export credit notes issued by the Company. The 80th series issue of CRAs amounted to R$880 million, maturing in 4 years, with six-monthly interest payments equivalent to 97% of the accumulated variation in the CDI interbank rate and amortization in a single installment in June 2020. The 81st series totaled R$470 million, maturing in 7 years, with annual interest payments equivalent to the IPCA consumer price index + 5.9844% and amortization in a single installment in June 2023. In May 2016, the Company began commercializing hardwood pulp produced by Klabin S.A. in its unit in Ortigueira, Paraná, in accordance with the supply agreement entered into between the parties and disclosed to the market on May 4, 2015. The contract is for six years (with the possibility of renewal by mutual agreement), four of which with a minimum volume of 900 thousand tons, followed by two years of gradual reduction (phase out) with volumes equivalent to 75% and 50%, respectively, of the volume delivered in the fourth year. The purchase price will be based on the Company’s average net Paranaguá FOB sales price and the volume acquired will be sold to countries outside South America. Pulp production totaled 1,287 thousand tons in 2Q16, 7% more than in 1Q16, due to the reduced impact of scheduled maintenance downtimes, including the mill C retrofit in the Aracruz Unit. The 3% reduction over 2Q15 was largely due to: i) the slower stabilization curve following the stoppage, in line with the adaptation of the boiler cycle to 15 months and ii) the residual effect of the Aracruz Mill C retrofit, which was concluded at the end of April. Sales volume came to 1,342 thousand tons, 18% up on 1Q16 as a result of additional volume from the commercial agreement to sell Klabin’s pulp and the upturn in sales to Asia and North America. In the year-on-year comparison, the impact of the Klabin agreement was the main factor behind the improvement. Pulp inventories closed the quarter at 54 days. The production cash cost was R$662/t, 5% down on 1Q16, due to the lower effect of scheduled maintenance downtimes and the reduced consumption of chemicals, partially offset by higher wood costs. Excluding the impact of the 1Q16 stoppage, the cash cost would have fallen by 1%. The 14% upturn over 2Q15 was mainly due to higher costs with wood (wider average transportation radius and more wood acquired from third parties), the lower utilities result (electricity sales) and the appreciation of the average dollar against the real (see page 8 for more details). The average for May and June was R$639/t, in line with advances in the use of process tools, which have been improving mill stability in recent 4

2Q16 Results months. These two months recorded the lowest cash cost since December 2015, despite the decline in energy prices and higher wood cost. Adjusted 2Q16 EBITDA totaled R$925 million, 26% down on 1Q16, due to the lower average net price in reais and higher cash COGS, partially offset by higher sales volume, while the EBITDA margin, excluding the sale of pulp from Klabin, stood at 43% (39% including these sales). In relation to 2Q15, the 20% decline was due to increased cash COGS per ton and the 1% slide in the average net price in reais. Free cash flow for the quarter before expansion capex and dividend payments amounted to R$413 million, 33% and 16% less than in 1Q16 and 2Q15, respectively, due to the EBITDA reduction and higher interest paid, partially offset by the positive variation in working capital. It is worth noting that the operation with Klabin has no impact on EBITDA or free cash flow. The 2Q16 financial result was positive by R$1,095 million, versus a positive R$922 million in 1Q16 and R$321 million in 2Q15. chiefly due to the 10% depreciation of the end-of-period dollar against the real, resulting in income from the impact of the exchange variation on debt and hedge instruments. Gross debt in dollars totaled US$3,958 million, 23% and 36% more than in 1Q16 and 2Q15, respectively. Fibria closed the quarter with a cash position of R$2,983 million, including the mark-to-market of derivatives. As a result of all the above, the Company reported 2Q16 net income of R$745 million, versus R$978 million in 1Q16 and R$614 million in 2Q15. Pulp Market The second quarter was marked by the resumption of Chinese demand for hardwood pulp following the beginning-of-year decline in sales volume and price slide. Throughout the quarter, the fundamentals of the hardwood pulp market improved substantially, fueled by good global demand and the increase in the gap between hardwood and softwood pulp prices. As a result, price increase was announced as of June 1. Also, it is estimated that around 300 thousand tons of hardwood pulp were removed from the market in 2Q16 due to scheduled maintenance downtimes and unscheduled stoppages worldwide. The price difference between the two types of pulp exceeded US$100/t in China and reached US$124/t in Europe (according to PIX/FOEX) in the last week of June, versus US$14/t at the close of 2015. The data from Global-100 report of PPPC show acceleration of hardwood sales starting in March. While global harwood pulp sales remained stable in the first two months of the year when compared to the same period of 2015, by the end of 1Q16 there was an acceleration of growth, especially in China. Considering the accumulated of the first five months of the year, there was a 1.9% increase in global sales of hardwood pulp. As a main highlight, the hardwood pulp sales to the Chinese market grew 7.4% during the period. 5

2Q16 Results BHKP and BEKP Sales Growth (%) BHKP BEKP 14% Global China Global China 2M16 vs 2M15 5M16 vs 5M15 Source: PPPC Global 100 Production and Sales 1Q16 2Q15 6M 15 months Dom es tic Market Pulp 132 125 126 5% -1% 257 255 1% 500 In 2Q16, pulp production totaled 1,287 thousand t, 7% up on 1Q16, primarily due to the reduced impact of the scheduled maintenance downtimes, including the mill C retrofit in the Aracruz Unit. The 3% decline over 2Q15 was due to: i) the slower stabilization curve following the stoppage, in line with the adaptation of the boiler cycle to 15 months and ii) the residual effect of the Aracruz Mill C retrofit, which was concluded at the end of April. Pulp inventories closed the quarter at 931 thousand t (54 days), 11% more than in 1Q16 – 842 thousand t (57 days) and 15% up on 2Q15 – 809 thousand t (54 days). Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear. 12 months 15 months Sales volume totaled 1,342 thousand t, 18% and 5% up on 1Q16 and 2Q15, respectively, due to the volume resulting from the commercial agreement with Klabin and the more positive market scenario. In 2Q16, net revenue from shipments 6 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel Export Market Pulp 1,210 1,011 1,157 20% -13% 2,221 2,256 -2% 4,584 Total sales 1,342 1,136 1,282 18% 5% 2,477 2,511 -1% 5,084 Production ('000 t) 2Q16 1Q16 2Q15 2Q16 vs 2Q16 vs 6M16 6M15 6M 16 vs Last 12 Pulp 1,287 1,203 1,321 7% -3% 2,491 2,613 -5% 5,063 Sales Volume ('000 t) 7% 3% 5% 6% 2% 2% 0%

2Q16 Results to Europe accounted for 36% of the total, followed by Asia with 33%, North America with 21% and Latin America with 10%. Results Analysis 1Q16 2Q15 6M 15 months Export Market Pulp 2,135 2,116 2,099 1% 2% 4,251 3,904 9% 9,517 Portocel 21 23 20 -5% 9% 44 41 6% 96 Net revenue totaled R$2,386 million in 2Q16, flat over 1Q16, given that the upturn in sales volume, as previously explained, offset the lower average net price in reais, in turn due to the 10% devaluation of the average dollar against the real and the 6% decline in the dollar pulp price. Compared to 2Q15, revenue increased by 3% due to higher sales volume and the 14% appreciation of the average dollar, which offset the 13% slide in the pulp price in dollars. The cost of goods sold (COGS) moved up by 23% over 1Q16 due to the sales volume of pulp acquired from Klabin and the inventory turnover effect (reflecting part of the previous quarter’s cost), which was partially offset by the impact of the depreciation of the average dollar against the real on freight expenses. In relation to 2Q15, the 21% upturn was due to higher production costs (as detailed below) and the upturn in sales volume due to the sale of Klabin’s pulp. It is worth noting that, despite the increase in COGS, the operation with Klabin has no impact on the Company’s EBITDA or free cash flow. The pulp production cash cost came to R$662/t in 2Q16, 5% less than in 1Q16, primarily due to the lower impact of scheduled maintenance downtimes, the reduced consumption of chemicals due to greater operational stability, and the devaluation of the dollar against the real (2Q16: R$3.5076 | 1Q16: R$3.8989), partially offset by higher wood costs. The year-on-year change was due to the following factors: i) higher non-recurring wood costs, due to the increased share of wood acquired from third parties and wood brought from Losango, impacting the average radius; ii) the lower utilities result (electricity sales); and iii) the appreciation of the dollar against the real (2Q16: R$3.5076 | 2Q15: R$3.0731), among other less important factors, shown in the table below. It is worth noting that the wood cost variation was expected and that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. The Company expects wood costs to fall by US$17/t to around US$131/t in 2021, assuming an exchange rate of R$/US$3.54 (as anticipated to the market in May 2016). The May and June production cash cost average was R$639/t, 4% down on the 1Q16 cost without stoppages, despite the decline in energy prices and the pressure from wood cost. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 8.84%. 7 Total 2,386 2,395 2,309 0% 3% 4,781 4,306 11% 10,555 Total Pulp 2,365 2,372 2,290 0% 3% 4,737 4,265 11% 10,460 Net Revenues (R$ million) 2Q16 1Q16 2Q15 2Q16 vs 2Q16 vs 6M16 6M15 6M 16 vs Last 12 Dom es tic Market Pulp 230 256 191 -10% 20% 486 361 34% 943

2Q16 Results Higher cost of maintenance 6 Cash Cost (R$/t) 699 662 Lower consumption of chemicals (16) Lower fixed cost (2) 2Q15 1Q16 2Q16 Cash Cost ex-Downtime (R$/t) 668 662 Lower results with utilities (energy price decrease) 26 2Q15 1Q16 2Q16 Higher energy consumption 7 Others (2) Production Cash Cost 2Q15 Production Cash Cost 2Q16 Other Fixed Other Fixed Personnel 6% 3% Personnel 5% Maintenance 12% 4% Maintenance 11% Other Variable 2% Wood 48% Other Variable 3% Wood 47% Energy 9% Energy 5% Chemicals 21% Chemicals 24% Variable costs Fixed costs Selling expenses totaled R$121 million in 2Q16, 10% more than in 1Q16 due to the upturn in sales volume. Compared to 2Q15, the 14% increase was primarily due to the appreciation of the average dollar against the real and higher terminal expenses. The selling expenses to net revenue ratio remained at 5%. General and administrative expenses came to R$69 million, 7% up on 1Q16 due to higher expenses with payroll and related charges. In the annual comparison, there was a 6% upturn as a result of higher expenses with third-party services. Other operating income (expenses) totaled an expense of R$138 million in 2Q16, versus an expense of R$10 million in 1Q16 and 2Q15. Both variations were chiefly due to the impact of the reappraisal of biological assets. 8 2Q16 662 Maintenance downtimes (9) Exchange rate 11 568 Pulp Cash Cost R$/t 2Q15 583 Wood (higher third party contribution and Losango effect - higher distance from forest to mill) 45 Others (1) 2Q16 662 Exchange rate (9) 583 Maintenance downtimes (30) Pulp Cash Cost R$/t 1Q16 699 Wood 15

2Q16 Results EBITDA (R$ million) and EBITDA Margin (%)(1) EBITDA/t 52% 50% 43% 1.104 1,254 2Q16 1Q16 2Q15 2Q16 1Q16 2Q15 EBITDA R$/ton EBITDA US$/ton EBITDA (R$ million) EBITDA (US$ million) (1) Excludes volume sold due to the agreement with Klabin Adjusted EBITDA totaled R$925 million in 2Q16, with a margin of 43% (excluding sales volume resulting from the agreement with Klabin). In comparison with 1Q16, adjusted EBITDA fell by 26%, due to the lower average net price in reais (-16%), impacted by the devaluation of the dollar against the real (-10%) and the decline in pulp prices in dollars (-6%), and the upturn in cash COGS. These effects were partially offset by higher sales volumes. The 20% reduction in the annual comparison was due to higher cash COGS per ton, including the foreign exchange impact on freight expenses, and the 1% reduction in the average net price in reais. The graph below shows the main variations in the quarter: EBITDA 2Q16 x 1Q16 (R$ million) 430 1,254 1,233 786 1Q16 Adjusted EBITDA Non-recurring effects / non-cash 1Q16 EBITDA Volume COGS S&M G&A Other oper. Expenses 2Q16 EBITDA Non-recurring effects / non-cash(1) 2Q16 EBITDA Ajustado Price/Exchange Variation (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, reappraisal of biological assets and recovery of contingencies. Financial Result 1Q16 2Q15 6M 15 Interest on financial investments 23 36 23 59 39 -36% 0% 51% Financial Expenses (123) (129) (108) (252) (209) -5% 14% 21% Interest - loans and financing (foreign currency) (76) (84) (61) (160) (117) -10% 25% 37% Monetary and Exchange Variations 771 753 184 1,524 (939) 2% 319% - Foreign Exchange Variations - Other (197) (117) (64) (314) 115 68% 208% - (1) Change in the marked to market (2Q16: R$ 478 million | 1Q16: R$340 million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. 9 Other Financial Income / Expenses(2) (7) (20) (8) (27) 3 -65% -13% - Net Financial Result 1,096 922 321 2,018 (1,425) 19% 241% - Foreign Exchange Variations - Debt 968 870 248 1,838 (1,054) 11% 290% - Capitalized interest(2) 24 22 - 46 - - - - Interest - loans and financing (local currency) (71) (67) (47) (138) (92) 6% 51% 50% Hedging(1) 432 282 230 714 (319) - - - (R$ million) 2Q16 1Q16 2Q15 6M16 6M15 2Q16 vs 2Q16 vs 6M 16 vs Financial Income (including hedge result) 455 318 253 773 (280) - - - (21) (438) 139 925 (295) (11) (4) (128) 690 902 283 294 197 925 1.157 322 376 264

2Q16 Results Income from interest on financial investments came to R$23 million in 2Q16, 36% down on 1Q16 and flat over 2Q15. Although the cash position closed the quarter 78% up on the end of 1Q16 (excluding the mark-to-market effect), funding operations took place at the end of the period so that cash remained below 1Q16 levels for virtually all of the quarter due to period disbursements related to the Três Lagoas Mill expansion project. Despite the increase in gross debt due to the freeing of funds at the end of the quarter, interest expenses on loans and financing fell by 3% over 1Q16 to R$147 million due to the devaluation of the real against the dollar, reducing interest on foreign-currency debt (2Q16: R$3.2098 | 1Q16: R$3.5589). In relation to 2Q15, there was a 36% increase, due to the 41% increase in debt in the last 12 months and the upturn in Brazilian interest rates, which pushed up the appropriation of interest on real-denominated debt by 51% (more details on page 12). Foreign-exchange income on dollar-denominated debt (90% of total gross debt including real/dollar swaps), stood at R$968 million, versus income of R$870 million in 1Q16 and R$248 million in 2Q15. In relation to 1Q16, the positive impact was due to the appreciation of the real against the dollar (2Q16: R$3.2098 | 1Q16: R$3.5589), as well as new foreign-currency funding operations. The increase over 2Q15 was due to the higher balance of foreign-currency debt. On June 30, 2016, the mark-to-market of derivative financial instruments was negative by R$9 million (a positive R$265 million from operational hedges, a negative R$527 million from debt hedges, and a positive R$253 million from embedded derivatives), versus a negative R$488 million on March 31, 2016, giving a positive variation of R$479 million, primarily due to the period appreciation of the real (2Q16: R$3.2098 | 1Q16: R$3.5589). The negative result was mainly due to the market conditions between the periods in which the operations were contracted and June 30, 2016, impacting outstanding debt swap transactions. Cash disbursements from transactions that matured in the period totaled R$47 million (all of which debt hedges). As a result, the net impact on the financial result was a positive R$432 million. The following table shows Fibria’s derivative hedge position at the close of June: Sw aps Maturity Receive US Dollar Libor (2) Brazilian Real CDI (3) Brazilian Real TJLP (4) Brazilian Fixed (5) dec/19 aug/20 dec/17 dec/17 $ 619 R$ 684 R$ 101 R$ 206 $ 621 R$ 692 R$ 131 R$ 220 R$ 1,894 R$ 1,093 R$ 100 R$ 172 R$ 2,119 R$ 1,070 R$ 128 R$ 178 Pay US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) US Dollar Fixed (5) dec/19 aug/20 dec/17 dec/17 $ $ $ $ 619 351 62 96 $ $ $ $ 621 355 80 104 R$ (1,923) R$ (2,148) R$ (1,398) R$ (1,562) R$ R$ (199) R$ (266) R$ (286) (315) US Dollar Options up to 23M $ 1,345 $ 995 R$ 265 R$ 88 Receive US Dollar Fixed dec/34 $ 835 $ 847 R$ 253 R$ 239 Pay US Dollar CPI dec/34 $ 835 $ 847 R$ - R$ - 10 Net (a+b+c+d+e) R$ (9) R$ (488) Embedded Derivatives Total (e) R$ 253 R$ 239 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (d) R$ 265 R$ 88 Option Pay Total (b) R$ (3,786) R$ (4,311) Net (a+b) R$ (527) R$ (816) Receive Total (a) R$ 3,259 R$ 3,495 Notional (MM) Fair Value jun/16 mar/16 jun/16 mar/16

2Q16 Results Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 23 months, covering 30% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Notional (US$ milhões) 310 290 115 185 295 715 150 Average strike call (R$/US$) 3.86 4.44 6.68 6.30 6.62 6.51 5.57 Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 30 months in 2Q16) and therefore has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 2Q16 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Manag ement Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result The Company posted 2Q16 net income of R$745 million, versus net income of R$978 million in 1Q16 and R$614 million in 2Q15. The quarter-on-quarter variation was primarily due to the reduction in the operating result, partially offset by the improved financial result. The upturn over 2Q15 was largely due to the higher financial result, partially offset by the lower operating result. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 25% lower than in 1Q16, due to the reduction in the average net price in reais (-16%), in turn affected by the devaluation of the dollar against the real, the decline in the pulp price in dollars, and higher cash COGS. The 20% year-on-year reduction was due to the increase in cash COGS per ton, 11 Cash impact on settlement (R$ million) (33) - - - - - - Average strike put (R$/US$) 2.52 2.74 3.25 3.31 3.36 3.59 3.63 Settled in Maturity Maturity Maturity Maturity Maturity Maturity in 4Q15 in 1Q16 in 2Q16 in 3Q16 in 4Q16 in 2017 2018

2Q16 Results including the foreign exchange impact on freight expenses, and the 1% downturn in the average net price in reais. The chart below shows the main factors impacting the 2Q16 net result, beginning with EBITDA in the same period: Net income (R$ million) 432 968 (100) (475) 925 745 (661) Adjusted EBITDA 2Q16 ∆ Exchange variation debt Net Interest Deprec.,amortiz. And depletion Income tax Other (1) Net Income 2Q16 ∆ MtM derivateves (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses . Indebtedness M ar/16 Jun/15 Gross Debt R$ million 12,705 11,498 9,015 10% 41% Gross Debt in US$(1) R$ million 11,435 10,348 8,411 10% 36% Cost of debt (foreign currency) (2) % p.a. 3.5% 3.7% 3.9% -0.2 p.p. -0.4 p.p. Short-term debt % 8% 7% 10% 1 p.p. -2 p.p. Cash and market securities in US$ R$ million 527 765 788 -31% -33% Cash and cash Equivalents (3) R$ million 2,983 1,189 818 151% 265% Net Debt/EBITDA (in US$) x 1.82 1.85 2.23 0.0 -0.4 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 8,928 million (70% of the total debt) and debt in reais w as R$ 3,777 million (30% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes On June 30, 2016, gross debt stood at R$12,705 million, R$1,207 million, or 10%, up on the close of 1Q16, due to the initial disbursement of the financing line guaranteed by Finnvera (Export Credit Agency) for the Horizonte 2 Project and a new issue of CRAs (agribusiness receivables certificates), mitigated by period amortizations and the exchange variation. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 3,206 123 (1,055) 12,705 11,498 Gross Debt Mar/2016 Loans Principal/Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Jun/2016 12 (968)(99) Net Debt/EBITDA (in US$)(4) x 2.10 1.86 1.95 0.2 0.2 Net Debt R$ million 9,722 10,309 8,197 -6% 19% Fair value of derivative instruments R$ million (9) (488) (639) -98% -99% Cash and market securities in R$ R$ million 2,465 912 669 170% 268% Cost of debt (local currency) (2) % p.a. 11.1% 11.4% 8.4% -0.3 p.p. 2.7 p.p. Average maturity months 49 50 52 -1 -3 Gross Debt in R$ R$ million 1,271 1,150 604 10% 110% Unit Jun/16 Mar/16 Jun/15 Jun/16 vs Jun/16 vs (344)

2Q16 Results The financial leverage ratio in dollars increased to 2.10x on June 30, 2016 (versus 1.85x in 1Q16), in line with expectations. The total average cost(*) of Fibria’s dollar debt was 3.4% p.a. (Mar/16: 3.4% p.a. | Jun/15: 3.6% p.a.) comprising the average cost of local currency bank debt of 11.1% p.a. (Mar/16: 11.4% p.a. | Jun/15: 8.4% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 3.5% p.a. (Mar/16: 3.7% p.a. | Jun/15: 3.9% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): Gross Debt by Index Gross Debt by Currency Gross Debt by Type 8% 10% 15% 12% 30% 40% 7% 6% 13% 17% 2% 90% 43% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency The average maturity of the total debt was 49 months in Jun/16 versus 50 months in Mar/16 and 52 months in Jun/15. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) Revolver 1,790 Cash Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Foreign Currency Local Currency Cash and cash equivalents closed June 30, 2016 at R$2,983 million, including the mark-to-market of hedge instruments totaling a negative R$9 million. Excluding this impact, 82% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1,749 million available until 2018, three of which in local currency totaling R$850 million at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million with a cost of 1.55% p.a. to 1.70% p.a. plus the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$2,983 million, these lines totaling R$1,749 million have resulted in an immediate liquidity position of R$4,732 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed June 30, 2016 at 3.7x. (*) Total average cost, considering debt in reais adjusted by the market swap curve. 13 1,749 2,697 159 2,983 1,719 2,538 2,027 2,013 1,092 1,988 86 975 435 830 574 176 1,284 935 960 648 494 202 481 446 485

2Q16 Results The graph below shows the evolution of Fibria’s net debt and leverage since June 2015: Net Debt / EBITDA (x) (R$) 2.23 2.07 2.10 2.06 (US$) 1.95 1.86 1.85 1.78 1.82 1.58 11,015 10,309 9,722 Jun/15 Sep/15 Dec/15 Mar/16 Jun/16 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 1Q16 2Q15 6M 14 months Forest Expansion - H2 Project 27 22 1 49 1 24% - - 98 26 Subtotal Expansion 882 921 27 1,803 39 -4% - - 2,057 293 Forestry Renewal 366 301 335 667 623 22% 9% 7% 1,317 1,271 Subtotal Maintenance 457 400 403 857 747 14% 13% 15% 1,723 1,613 Pulp logistics 4 115 - 119 - -97% - - 119 - Capex totaled R$1,343 million in 2Q16, 6% down on 1Q16, primarily due to logistics investments related to the bid for the T32 Terminal in the Port in Santos in the latter quarter, partially offset by the increase in forest maintenance expenditures (higher silviculture expenses and acquisition of standing timber from third parties). Management has revised its 2016 capex estimate down from R$8.2 billion to R$6.7 billion, R$4.4 billion of which to be allocated to the Horizonte 2 Project, 16% less than the budget disclosed in the 2015 financial statements due to the positive impact of the exchange rate, the postponement of payments, and the cost reduction. The total capex for the project was also updated to R$7.9 billion and the schedule including pulp logistics was adjusted as shown below: 14 Total Capex 1,343 1,436 430 2,778 787 -6% 212% 253% 4,350 2,358 Land purchase - - - - - - - - 452 452 Maintenance, IT, R&D, Modernization85 95 64 180 116 -10% 32% 55% 378 317 Safety/Environment 6 4 4 10 8 31% - 25% 27 25 Expansion - Others 1 3 14 3 24 -80% - - 29 50 (R$ million) 2Q16 1Q16 2Q15 6M16 6M15 2Q16 vs 2Q16 vs 6M 15 vs Last 12 2015 Industrial Expansion - H2 Project 854 896 12 1,751 14 -5% - - 1,930 217 9,578 2,821 8,197 2,411 2,897 3,029 2,642

2Q16 Results R$ billion 2016 2017 Total Previous % Current % 0.2 2% 0.2 3% 5.4 62% 4.4 56% 2.9 33% 3.0 38% 0.3 3% 0.3 4% 8.7 100% 7.9 100% Horizonte 2 Project Current 0.2 4.6 3.4 0.4 8.6 Horizonte 2 Project The Horizonte 2 Project is moving ahead on schedule, having closed 2Q16 45% physically complete. The mill start up is scheduled to the beginning of 4Q17. In May 2016, the Company updated its project assumptions: Maintenance capex: US$1.229/t (US$ exchange rate of R$3.65) Cash cost: US$92/t (US$ exchange rate of R$3.54) Energy surplus: 130 MWh Total cost (cash cost + freight + SG&A + maintenance capex + interest + taxes): US$250/t–US$300/t (US$ exchange rate of R$3.54) Free Cash Flow months (-) Total Capex (1,343) (1,436) (430) (4,351) (-) Interest (paid)/received (159) (31) (93) (346) (+/-) Working Capital 127 (63) (128) (80) Dividends 304 0 149 2,302 and purchase and sale of land Free cash flow was positive by R$413 million in 2Q16 (excluding the capex effect of the H2 Project), versus a positive R$615 million in 1Q16 and a positive R$317 million in 2Q15. The quarter-on-quarter and year-on-year declines were mainly due to the reduction in EBITDA and higher interest payments due to the contracting of new financing and interest payment of the bond (which is paid every 6 months), partially offset by the improvement in working capital, impacted by the increase in the suppliers line, in turn related to the commercial contract with Klabin. Considering free cash flow before H2 Project capex, the free cash flow yield stood at 25% in R$ and 22% in US$. 15 Land purchases---452 Free Cash Flow ex-Project H2, dividends4136154933,016 (+/-) Others(0)(22)(2)(10) Free Cash Flow(772)(303)317(1,792) Project H2 Capex881918272,053 (-) Income tax(19)(5)(38)(55) (-) Dividends(304)(0)(149)(2,302) (R$ million)2Q161Q162Q15Last 12 Adjusted EBITDA9251,2541,1575,352 Previous 0.2 6.1 2.9 0.3 9.4 Total % 2% 64% 31% 3% 100% % 2% 53% 40% 5% 100% Actual 2018 2015 onwards Pulp logistics Previous - 0.7 0.0 0.0 0.7% - 100% - - 100% Current - 0.2 0.4 0.1 0.7% - 22% 61% 17% 100%

2Q16 Results ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29). 1Q16 2Q15 IAS 41 adjustments R$ million (233) (320) (317) -27% -27% Shareholders' Equity (adjusted) - average (1) R$ million 14,154 13,595 14,464 4% -2% Capex ex-H2 Project LTM(2) R$ million (1,846) (1,786) (1,556) 3% 19% Income Tax LTM R$ million (55) (73) (70) -25% -21% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. 1Q16 2Q15 Accounts Receivable R$ million 549 639 691 -14% -21% Current Liabilities (ex-debt) R$ million 1,433 1,375 1,192 4% 20% Fixed Assets R$ million 8,708 8,879 8,776 -2% -1% IAS 41 adjustments R$ million (353) (488) (481) -28% -27% Capex ex-H2 Project LTM(2) R$ million (1,846) (1,786) (1,556) 3% 19% Adjusted Income LTM R$ million 3,451 3,725 2,056 -7% 68% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. Dollar-based ROE and ROIC stood at 19.0% and 18.5%, respectively. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 80 8 70 7 60 6 50 5 4 3 40 30 20 2 1 10 0 0 Apr-16 May-16 Jun-16 Apr-16 May-16 Jun-16 BM&FBovespa NYSE BM&FBovespa NYSE 16 Daily average: 3.7 million shares Daily average: US$ 30.5 million ROIC%21.3%23.4%13.3% -0.1 p.p.0.6 p.p. Income Tax LTM R$ million (55)(73)(70)-25%-21% Adjusted EBITDA LTM R$ million 5,3525,5843,682-4%45% Adjusted Invested Capital(1)R$ million 16,23315,90215,443 2%5% Invested CapitalR$ million 16,58616,39015,924 1%4% Biological AssetsR$ million4,1643,9533,8105%9% InventoriesR$ million 1,7321,5441,455 12%19% Return on Invested CapitalUnit2Q161Q162Q15 2Q16 vs2Q16 vs ROE % 21.9% 25.3% 11.7% -3.4 p.p. 10.2 p.p. Adjusted Income LTM R$ million 3,105 3,444 1,700 -10% 83% Net interest LTM R$ million (346) (280) (357) 24% -3% Adjusted EBITDA LTM R$ million 5,352 5,584 3,682 -4% 45% Shareholders' Equity (adjusted) R$ million 14,063 13,455 14,246 5% -1% Return on Equity Unit 2Q16 1Q16 2Q15 2Q16 vs 2Q16 vs Shareholders' Equity R$ million 14,296 13,775 14,563 4% -2%

2Q16 Results Fibria’s average daily traded volume in in 2Q16 was approximately 3.7 million shares, 10% down on 1Q16, while daily financial volume averaged US$30.5 million, down by 24% BM&FBovespa and US$13.4 million on the NYSE. in the same period, US$17.1 million of which on the Fixed Income Unit Jun/16 Mar/16 Jun/15 M ar/16 Jun/15 Fibria 2024 - Price USD/k 102.6 98.4 103.0 4% 0% Subsequent Events Fibria’s 5th Investor Tour will take place on September 21st and 22nd, 2016 at the Aracruz Unit. Marcelo Castelli, CEO, Guilherme Cavalcanti, CFO, and other members of Fibria’s Executive Board will participate in the event. This edition will also feature Pöyry (João Cordeiro) and WWF International (Rod Taylor) representatives. 17 Treasury 10 y % 1.5 1.8 2.4 -0.3 p.p. -0.9 p.p. Jun/16 vsJun/16 vs Fibria 2024 - Yield % 4.8 5.5 4.8 -0.7 p.p. 0.0 p.p.

2Q16 Results

Fibria's average daily traded volume in in 2Q16 was approximately 3.7 million shares, 10% down on 1Q16, while daily financial volume averaged US$30.5 million, down by 24% in the same period, US$17.1 million of which on the BM&FBovespa and US$13.4 million on the NYSE.

Fixed Income

	Unit	Jun/16	Mar/16	Jun/15	Jun/16 vs Mar/16	Jun/16 vs Jun/15
Fibria 2024 - Yield	%	4.8	5.5	4.8	*-0.7 p.p.*	*0.0 p.p.*
Fibria 2024 - Price	USD/k	102.6	98.4	103.0	*4%*	*0%*
Treasury 10 y	%	1.5	1.8	2.4	*-0.3 p.p.*	*-0.9 p.p.*

Subsequent Events

Fibria's 5th Investor Tour will take place on September 21st and 22nd, 2016 at the Aracruz Unit. Marcelo Castelli, CEO, Guilherme Cavalcanti, CFO, and other members of Fibria's Executive Board will participate in the event. This edition will also feature Pöyry (João Cordeiro) and WWF International (Rod Taylor) representatives.

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2Q16 Results Appendix II – Income Statement Net Revenue 2,386 100% 2,395 100% 2,309 100% 0% 3% Foreign Sales 2,135 89% 2,116 88% 2,099 91% 1% 2% Cost related to production (1,525) -64% (1,225) -51% (1,224) -53% 24% 25% General and administrative (69) -3% (64) -3% (65) -3% 7% 6% Equity (0) 0% (1) 0% (0) 0% -44% - Current Income taxes expenses 20 1% (42) -2% (19) -1% - - Net Income (Loss) attributable to controlling equity interest 743 31% 975 41% 612 26% -24% 21% Depreciation, amortization and depletion 475 20% 443 18% 478 21% 7% -1% Fair Value of Biological Assets 108 5% - 0% (30) -1% 0% - Accruals for losses on ICMS credits 24 1% 17 1% 23 1% 41% 7% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 4,781 100% 4,306 100% 11% Foreign Sales 4,251 89% 3,904 91% 9% Cost related to production (2,750) -58% (2,300) -53% 20% Selling and marketing (231) -5% (202) -5% 14% Financial Result 2,017 42% (1,425) -33% - Other operating (expenses) income (148) -3% (39) -1% 279% Current Income taxes expenses (22) 0% (79) -2% -72% Net Income (Loss) attributable to controlling equity interest 1,718 36% 42 1% - Depreciation, amortization and depletion 918 19% 926 22% -1% Fair Value of Biological Assets 108 2% (30) -1% - Accruals for losses on ICMS credits 42 1% 43 1% -2% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBIT DA margin pro-forma 2,179 48% 2,164 50% 1% Tax Incentive (3) 0% (1) 0% 0% EBIT DA adjusted 2,179 46% 2,164 50% 1% Property, Plant and Equipment disposal 12 0% 3 0% - EBIT DA 2,019 42% 2,150 50% -6% Equity 1 0% (1) 0% 0% Net Income (Loss) attributable to non-controlling equity interest 5 0% 6 0% -17% Deffered Income taxes expenses (1,372) -29% 328 8% - Net Income (Loss) 1,723 36% 48 1% - LAIR 3,118 65% (201) -5% - Equity (1) 0% 1 0% 0% General and administrative (133) -3% (129) -3% 3% Freight (417) -9% (413) -10% 1% Operating Profit 1,614 34% 1,593 37% 1% Cost of sales (3,167) -66% (2,713) -63% 17% Domestic Sales 530 11% 403 9% 32% Income Statement - Consolidated (R$ million) 2016 2015 2016 vs 2015 R$ AV% R$ AV% (%) EBIT DA margin pro-forma 925 43% 1,254 52% 1,157 50% -26% -20% Tax Credits/Reversal of provision for contingencies (0) 0% (2) 0% (0) 0% -79% - EBIT DA adjusted (*) 925 39% 1,254 52% 1,157 50% -26% -20% Fixed Assets disposals 7 0% 5 0% (1) 0% 34% - EBIT DA 786 33% 1,233 51% 1,165 50% -36% -33% Equity 0 0% 1 0% 0 0% -44% - Net Income (Loss) attributable to non-controlling equity interest 2 0% 3 0% 3 0% -18% -16% Deffered Income taxes expenses (680) -29% (692) -29% (375) -16% -2% 82% Net Income (Loss) 745 31% 978 41% 614 27% -24% 21% Other operating (expenses) income (138) -6% (10) 0% (10) 0% - - Operating Income 1,406 59% 1,712 71% 1,008 44% -18% 40% Financial Result 1,095 46% 922 38% 321 14% 19% 241% Freight (222) -9% (195) -11% (217) -9% 14% 2% Operating Profit 639 27% 975 41% 868 38% -34% -26% Selling and marketing (121) -5% (110) -5% (107) -5% 10% 14% Cost of sales (1,747) -73% (1,420) -59% (1,441) -62% 23% 21% Domestic Sales 251 11% 279 12% 210 9% -10% 19% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 2Q16 1Q16 2Q15 2Q16 vs 1Q16 2Q16 vs 2Q15 R$ AV% R$ AV% R$ AV% (%) (%)

2Q16 Results Appendix III – Balance Sheet Cash and cash equivalents 665 773 1,078 Short-term debt 1,018 778 1,073 Derivative instruments 186 70 27 Trade Accounts Payable 921 605 668 Inventories 1,732 1,698 1,571 Tax Liability 97 131 564 Others 146 112 168 Others 115 229 90 NON CURRENT 3,874 4,363 5,782 NON CURRENT 13,312 12,479 13,663 Derivative instruments 377 300 274 Accrued liabilities for legal proceedings 181 176 165 Recoverable taxes 815 768 1,512 Derivative instruments 402 624 826 Assets avaiable for sale 598 598 598 Others 226 236 253 Property, plant & equipment , net 10,930 10,233 9,433 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,599 4,613 4,506 Statutory Reserve 2,878 2,354 1,378 Treasury stock (10) (10) (10) T OT AL SHAREHOLDERS' EQUIT Y 14,296 13,775 12,815 20 T OT AL ASSET S 30,059 28,416 29,434 T OT AL LIABILIT IES 30,059 28,416 29,434 Equity attributable to non-controlling interests 65 63 63 Equity valuation adjustment 1,625 1,633 1,640 Biological assets 4,164 4,154 4,115 Capital Reserve 9 7 15 Investments 115 128 138 Equity attributable to shareholders of the Company 14,231 13,712 12,752 Others 290 296 300 Fostered advance 641 647 631 Assets avaiable for sale 477 477 477 Deferred income taxes 1,082 1,685 2,399 Deferred income taxes , net 339 245 271 Marketable securities 71 69 68 Long-term debt 11,687 10,721 11,671 Recoverable taxes 843 807 462 Dividends and Interest attributable to capital payable 4 89 86 Trade accounts receivable, net 549 630 742 Payroll and related charges 125 96 171 Securities 2,255 836 1,412 Derivative Instruments 169 234 303 BALANCE SHEET (R$ million) ASSET S Jun/16 Mar/16 Dec/15 LIABILIT IES Jun/16 Mar/16 Dec/15 CURRENT 6,376 4,925 5,461 CURRENT 2,451 2,162 2,955

2Q16 Results Appendix IV – Cash Flow (+) Depreciation, depletion and amortization 475 443 478 918 926 (+) Change in fair value of derivative financial instruments (432) (282) (230) (715) 354 (+) Fair value of biological assets 108 - (30) 108 (30) (+) Interest and gain and losses in marketable securities (22) (35) (24) (57) (38) (+) Impairment of recoverable ICMS 24 17 23 42 43 (+) Program Stock Options Decrease (increase) in assets 2 (8) 2 (6) 3 Inventories (23) (87) (36) (111) (152) Other assets/advances to suppliers (50) 43 (33) (6) (7) Trade payable 352 (60) 52 292 (9) Payroll, profit sharing and related charges 29 (75) 34 (45) (24) Cash provided by operating activities Interest paid (179) (87) (113) (266) (179) Acquisition of property, plant and equipment and intangible assets and forests (1,335) (1,403) (412) (2,739) (752) Marketable securities, net (1,420) 554 (52) (866) (27) Proceeds from sale of property, plant and equipment 4 2 26 6 30 Capital Increase - (3) - (3) - Others - - - - (0) Borrowings 3,081 399 283 3,480 423 Dividendos pagos (304) (0) (149) (304) (149) Effect of exchange rate changes on cash and cash equivalents (75) (55) (32) (129) 38 Cash and cash equivalents at beginning of year 773 1,078 567 1,078 461 21 Cash and cash equivalents at end of year665773685665685 Net increase (decrease) in cash and cash equivalents(107)(305)118(412)223 Other(4)11(3)4 NET CASH USED IN FINANCING ACT IVIT IES1,898(443)(236)1,455(549) Repayments - principal amount(875)(843)(371)(1,718)(827) NET CASH USED IN INVEST ING ACT IVIT IES(2,805)(940)(510)(3,746)(891) Cash flows from financing activities Subsidiary incorporation - Fibria Innovations----(12) Derivative transactions settled(47)(57)(54)(104)(97) Acquisition of interest in subsidary-----Advances for acquisition of timber from forestry partnership program(7)(33)(18)(40)(34) Income taxes paid(19)(5)(38)(24)(46) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES8741,1338962,0081,625 Cash flows from investing activities Interest received2056207637 Other payable(114)132(1)189 Taxes payable8(468)24(460)8 Increase (decrease) in liabilities Recoverable taxes(87)382(111)295(165) Trade accounts receivable1269(57)81(18) (+) Provisions and other54392 (+) Interest expense123129109252208 (+) (Gain)/loss on disposal of property, plant and equipment75(1)123 (+) Equity in losses of jointly-venture0101(1) (+) Foreign exchange losses, net(771)(753)(183)(1,524)940 INCOME (LOSS) BEFORE T AXES ON INCOME1,4061,7121,0083,118(236) Adjusted by UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 2Q161Q162Q156M166M15

2Q16 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (1,095) (922) (321) (+) Depreciation, amortization and depletion 475 443 478 (+) Equity 0 1 0 (+/-) Loss (gain) on disposal of property, plant and equipment 7 5 (1) (-) Tax credits/reversal of provision for contingencies (0) (2) (0) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 22 EBITDA Adjusted9251,2541,157 (+) Accrual for losses on ICMS credits241723 (-) Fair Value of Biological Assets108-(30) EBITDA7861,2331,165 (+) Taxes on income661734393 Adjusted EBITDA (R$ million)2Q161Q162Q15 Income (loss) of the period 745978614

2Q16 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	2Q16	1Q16	2Q15
Income (loss) of the period	745	978	614
(+/-) Financial results, net	(1,095)	(922)	(321)
(+) Taxes on income	661	734	393
(+) Depreciation, amortization and depletion	475	443	478
EBITDA	786	1,233	1,165
(+) Equity	0	1	0
(-) Fair Value of Biological Assets	108	-	(30)
(+/-) Loss (gain) on disposal of property, plant and equipment	7	5	(1)
(+) Accrual for losses on ICMS credits	24	17	23
(-) Tax credits/reversal of provision for contingencies	(0)	(2)	(0)
EBITDA Adjusted	925	1,254	1,157

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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